UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-1665

CUSIP NUMBER 496719105

(Check one):  [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [X] Form 10-Q  [   ] Form 10-D  [   ] Form N-SAR
        [   ] Form N-CSR

For Period Ended:  September 30, 2023
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________________________________________________

PART I - REGISTRANT INFORMATION

KINGSTONE COMPANIES, INC.
Full Name of Registrant

Former Name if Applicable

15 Joys Lane
Address of Principal Executive Office (Street and Number)

Kingston, New York  12401
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not timely complete the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2023 due to the need to finalize the disclosure in the Form 10-Q as to the Registrant’s reclassification of components of ceded premiums within prior year net earned premiums, and the related reinsurance receivable asset and reinsurance balances payable liability. The reclassification has no effect on the Registrant’s financial condition, results of operations or cash flows.  The delay in filing could not be eliminated by the Registrant without unreasonable effort or expense.   In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, the Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Jennifer Gravelle	(845) 768-1970
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ X  ] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting (a) revenues of $34,236,671 for the three months ended September 30, 2023 as compared to $35,537,635 for the three months ended September 30, 2022 primarily due to a decrease in net premiums earned of $1,422,658, which decrease is attributable primarily to a 4.8% decrease in direct written premiums, the run-off of a portion of the Registrant’s 2021-2023 reinsurance treaty and an increase in reinsurance rates, (b) a net loss of $3,537,571 for the three months ended September 30, 2023 as compared to a net loss of $3,997,621 for the three months ended September 30, 2022 primarily due to a $492,000 decrease in commission expense, a $957,000 decrease in other underwriting expenses and a $368,000 decrease in other operating expenses, offset by the above decrease in revenues and an increase in interest expense of $532,000, (c) a comprehensive loss of $5,763,478 for the three months ended September 30, 2023 as compared to a comprehensive loss of $7,981,933 for the three months ended September 30, 2022 primarily due to a $2,226,000 reduction in gross change in unrealized losses on available-for-sale securities, and (d) a loss per common share of $0.33 for the three months ended September 30, 2023 as compared to a loss per common share of $0.38 for the three months ended September 30, 2022.

KINGSTONE COMPANIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2023	By:	/s/ Meryl Golden
Meryl Golden
CEO